Offering Statement for MicroMGx, Inc. ("MicroMGx Inc")

The Company

1. **What is the name of the issuer?**

MicroMGx, Inc.

3440 S Dearborn St.
Suite 144s
Chicago, IL 60616

Eligibility

2. **The following are true for MicroMGx, Inc.:**

   ▪ Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   ▪ Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   ▪ Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   ▪ Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   ▪ Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   ▪ Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

Name
Rajmony Pannu

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
08/01/2013	Present	Columbus Vascular - Vein and Vascular	Vascular Specialist
04/20/2020	Present	MicroMGx, Inc.	Board Member

Short Bio: Dr. Pannu is a practicing vascular specialist in Westerville, OH. He is one of a select few specialists in the country to have board certification in both vascular medicine and endovascular medicine. While an extremely talented physician, Raj is also an active entrepreneur and brings to the MicroMGx

Board a keen entrepreneurial mind, combining successful risk-taking, business acumen, and a flair for healthcare marketing.

Name
Neil Kelleher

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
06/01/2010	Present	Northwestern University	Glass Professor
07/20/2015	Present	MicroMGx, Inc.	Director & Co-Founder
06/15/2017	04/10/2021	MicroMGx, Inc.	Chairman

Short Bio: Neil L. Kelleher is the Walter and Mary Elizabeth Glass Professor of Chemistry, Molecular Biosciences, and Medicine at Northwestern University. Neil's research focuses on the use of mass spectrometry for applications ranging from proteomics to natural products chemistry. Prof. Kelleher is also an experienced entrepreneur; he has founded three other companies, including the successful software company, Proteinaceous, and Integrated Protein Technologies which provides cutting-edge devices for protein sample preparation. Neil is a co-founder of MicroMgx and advises on business and technology development, especially the integration of mass spectrometry and informatics into MicroMGx's workflows. LinkedIn: linkedin.com/in/neil-kelleher-29736b12

Name
William Metcalf

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/1997	Present	University of Illinois	Department of Microbiology
07/20/2015	04/19/2021	MicroMGx, Inc.	Board Member
04/19/2021	Present	MicroMGx, Inc.	Chairman & Co-Founder

Short Bio: Bill Metcalf is the G. William Arends Professor in Molecular and Cellular Biology and Professor of Microbiology at the University of Illinois at Urbana-Champaign. His research focuses on the complex chemistry that bacteria perform, including the biogenesis of methane and specialized natural products. Prof. Metcalf advises MicroMGx on the use of comparative genomics to identify the regions of the bacterial genome that are responsible for specialized metabolism, and on the use of advanced genome sequencing technologies. LinkedIn: linkedin.com/in/bill-metcalf-ab022815

Name
Regan Thomson

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
09/01/2006	Present	Northwestern University	Professor of Chemistry
07/20/2015	Present	MicroMGx, Inc.	Board Member & Co-Founder

Short Bio: Regan Thomson is a Professor of Chemistry at Northwestern University. His research pushes the boundaries of reaction design and applies it to drive the synthesis of complex biologically active molecules. As a Co-Founder and member MicroMGx's board of directors, his insight as a synthetic organic chemist will guide the development of synthetic natural product analogs with improved activity

and selectivity. The role of chemical synthesis in the commercialization of natural products with therapeutic activity is especially important because of current intellectual property policy, which severely limits protections on materials and compounds derived directly from nature. LinkedIn: https://www.linkedin.com/in/regan-thomson-1675b0191

Name
Jennifer Kelleher

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
07/31/2019	Present	MicroMGx, Inc.	Secretary of the Company

Short Bio: Jennifer received her degree in nursing from Johns Hopkins University and worked for many years in specialties as diverse as the Neonatal and Pediatric ICU and in-home hospice. Although she no longer practices, Jennifer maintains an interest in issues related to public health and access to care. She has assisted with several successful start-ups and works at MicroMGx to support the administrative and logistical needs of the company. LinkedIn: linkedin.com/in/jennifer-kelleher-8071a8185

Name
Anthony Goering

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
02/03/2019	Present	MicroMGx, Inc.	CSO & COO

Short Bio: Anthony Goering is trained in the fields of natural product discovery and synthetic biology. He performed his graduate research in the laboratory of Professor Neil Kelleher as part of the collaborative team that created metabologenomics, which is now one of MicroMGx's core technologies. As the chief scientific officer of MicroMGx, he oversees the continued development of metabologenomics, as well as its application to guide the discovery of new, bioactive natural products. LinkedIn: linkedin.com/in/anthony-goering-99a56093

Name
Jack Kloeber

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
05/01/2007	Present	Kromite LLC	Principal
02/01/2019	Present	MicroMGx, Inc.	CEO & CFO

Short Bio: Jack Kloeber is trained in the fields of Decision Analytics, Industrial Engineering, Simulation and Optimization. After teaching Mathematics at USMA, West Point, NY, and 6 years of Graduate level Operations Research at the Air Force Institute of Technology, he retired from the US Army as an LTC and joined Bristol-Myers Squibb as Head of Portfolio Management. He moved to Johnson & Johnson Pharmaceuticals and held the same position for 5 years. Jack left Johnson & Johnson to become a partner/owner of a successful consulting company of 14 analysts, Kromite LLC, where he focused on R&D decision-making for 12 years. He brings experience in running an analytics consulting company and working with executives in pharmaceuticals, government, and agriculture industries. Education: BS and MS in Ind. Engr from Lehigh University and PhD from ISYE at Georgia Tech. LinkedIn: https://www.linkedin.com/in/jackkloeber

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Neil Kelleher

Securities:	1,260,000
Class:	Common Stock
Voting Power:	27.2%

William Metcalf

Securities:	1,170,000
Class:	Common Stock
Voting Power:	25.3%

Jack Kloeber

Securities:	1,064,250
Class:	Common Stock
Voting Power:	22.8%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Our Mission at MicroMGx is to accelerate the discovery of new chemistry from nature that can enrich and extend human life. Our Vision is that thousands of undiscovered compounds produced by microbes will be identified and made accessible to life science R&D organizations around the world. What We Do: We harness microbial chemistry to create more effective and sustainable products. Our initial focus (GTM) is on herbicides, a sector that is sorely in need of innovation. We plan to use our proprietary platform for discovering natural products to discover, patent, then license new natural products to mid-to-large agriculture and pharmaceutical companies. We plan to use B2B marketing combined with an online showcase of our available natural products aligned with each company's needs. We intend to generate

revenue from upfront licensing fees, milestone payments, and royalties for those products that are accepted by regulatory agencies.

MicroMGx Inc currently has 5 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in MicroMGx, Inc. speculative or risky:**
    1. No governmental agency has reviewed the Company's offering and no state or federal agency has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of this offering.
    2. We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us. The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.
    3. The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the maximum offering amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time that Offering is closed, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.
    4. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

5. The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future.

6. Our management may not be able to control costs in an effective or timely manner. The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses.

7. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the Company.

8. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the Company does not have any plans to list these shares on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the Company either lists their shares on an exchange, is acquired, or goes bankrupt.

9. You may only receive limited disclosure. While the Company must disclose certain information, since the Company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The Company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

10. Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the Company's employees, including its management. You should carefully review any disclosure regarding the Company's use of proceeds.

11. Third parties might infringe upon our technology. We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we plan to rely on a combination of trade secrets, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any technology rights could result in significant financial expenses and managerial resources.

12. Competition Risk. Intense competition in the markets in which we compete could prevent us from generating or sustaining revenue growth and generating or maintaining profitability.

13. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

    You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

14. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

15. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

16. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

    Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

17. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the

Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

18. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

19. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

20. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

21. *There is no present public market for these Securities and we have arbitrarily set the price.*

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

22. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

23. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE

PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

MicroMGx, Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,069,998 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   The focus for this raise is to achieve very definite milestones in two areas: 1) Our very exciting lead molecule, MGX 1001, will need to start a microfield test to prove the herbicide can work in more realistic settings than just the lab or a greenhouse. This is a necessary step, but does not carry with it very much risk. We anticipate positive results coming from this test. 2) We have 3500 isolated strains ready to be analyzed to find novel natural products. With this first investment, we hope to analyze 2000 strains. Finally, we plan to conduct bioinformatics analysis and start testing the new compounds for bioactivity.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$52,430
Compensation for managers	$0	$136,568
Platform Costs	$0	$600,000
Testing MGX 1001	$0	$150,000
Rent	$9,510	$36,000
Structure Isolation	$0	$60,000
Additional Equipment	$0	$35,000
Total Use of Proceeds	**$10,000**	**$1,069,998**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and MicroMGx, Inc. must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

We are issuing Securities at an offering price of $2.37 per share.

14. **Do the securities offered have voting rights?**

The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
  The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	30,000,000	4,631,250	Yes	

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Employee Stock Option Plan (ESOP)	Under the plan, the Company has granted 302,820 options to employees. As a result, 222,180 securities have not been granted to employees.	525,000

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

    The Company has an Employee Stock Option Plan (ESOP) with 525,000 shares reserved. Under the plan, the Company has granted 302,820 options to employees. As a result, 222,180 securities have not been granted to employees.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

    The Company has granted a perpetual waiver of the transfer restrictions listed in the Bylaws of Microbial Pharmaceuticals Inc. for all Securities sold in this Offering.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

    The Company's bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the Company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the Company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

    The price of the Securities was determined solely by management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

    As the holder of a majority of the voting rights in the Company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the Company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the Company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the Company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

    The issuance of additional shares of our common stock will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our

company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	EIDL
Amount Outstanding:	$160,300
Interest Rate:	3.8%
Maturity Date:	April 15, 2050
Other Material Terms:	This is a covid/pandemic government program initiated to help small business. Run by the SBA. Payments are up to date and have been interest only.
Creditor(s):	Jack Kloeber - Shareholder Promissory Note
Amount Outstanding:	$16,350
Interest Rate:	10.0%
Maturity Date:	December 31, 2022
Other Material Terms:	
Creditor(s):	Neil Kelleher - Shareholder Promissory Note
Amount Outstanding:	$20,000
Interest Rate:	10.0%
Maturity Date:	December 31, 2022
Other Material Terms:	
Creditor(s):	Regan Thomson - Shareholder Promissory Note
Amount Outstanding:	$10,000
Interest Rate:	10.0%
Maturity Date:	December 31, 2022
Other Material Terms:	
Creditor(s):	William Metcalf - Shareholder Promissory Note
Amount Outstanding:	$25,000
Interest Rate:	10.0%
Maturity Date:	December 31, 2022
Other Material Terms:	
Creditor(s):	Rajmony Pannu - Shareholder Promissory Note

Amount Outstanding:	$25,000
Interest Rate:	10.0%
Maturity Date:	December 31, 2022
Other Material Terms:	
Creditor(s):	Anthony Goering - Shareholder Promissory Note
Amount Outstanding:	$5,000
Interest Rate:	10.0%
Maturity Date:	December 31, 2022
Other Material Terms:	

25. **What other exempt offerings has MicroMGx, Inc. conducted within the past three years?**

Date of Offering:	05/2020
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$400,000
Use of Proceeds:	The proceeds were used to gather soil samples from around the country. These soil samples were used to find 3500 isolated bacterial and fungal strains which are the basis for finding new natural products. It was during the pandemic so the majority of the capital went towards salary and rent.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

MicroMGx, Inc. ("the Company") was formed as an S Corporation under the laws of Illinois on July 20, 2015. On June 28, 2022, the Company converted to a Corporation under the laws of Delaware. The Company is engaged in discovering natural products that have important applications as the active ingredients in specialty chemical products ranging from pharmaceuticals to herbicides. The Company is primarily involved in research and development to support life sciences and new discovery that can generate revenue with other life science organizations. During the first six months of 2022, the Company generated $55,000 in sales. The Company's revenue has come from project revenue. However, the Company's focus in the future is on licensing. Additionally, the Company received $15,350 in cash from the sale of promissory notes to shareholders. The current balance of shareholder promissory notes is now $101,350. During the year ended December 31, 2021, the Company had $523,700 in service revenue, down $13,300 from $537,000 in 2020. During 2021, the Company had two customers it generated revenue from, which is an increase from the one customer it had in 2020. During the year ended December 31, 2021, the Company had cost of services of $731,195 and operating expenses of $143,714, resulting in an operating loss of $351,209. Additionally, the Company had other income of $217,141, resulting in a net loss for the year of $134,068. During the year ended December 31, 2020, the Company had cost of services of $724,353 and operating expenses of $116,719, resulting in an operating loss of $304,072. Additionally, the Company had other income of $34,400, resulting in a net loss for the year of $269,672. During 2021, the Company received $86,000 in cash from shareholder promissory notes and $43,100 in cash from an EIDL loan. Additionally, the Company spent $23,650 on investing activities and used $223,676 in cash for operating activities. Overall, the Company had a net decrease in cash for the year of $118,226, which resulted in the cash balance going from $203,237 to start the year to $85,011 to end the year. During 2020, the Company received $400,000 from an angel investor, received $117,200 from an EIDL loan, and spent $113,679 to payoff shareholder notes. Additionally, the Company spent $17,843 on investing activities and used $227,386 for operating activities. Overall, the Company had a net increase in cash for the year of $158,292, which resulted in the cash balance going from $44,945 to start the year to $203,237 to end the year. At December 31, 2021, the Company had 1,000,000 shares authorized and 154,375 shares issued. On July 29, 2022, the Company did a 30 to 1 stock split, resulting in 30,000,000 shares authorized and 4,631,250 shares issued. With this raise, the Company plans to spend the money primarily on platform costs, testing, and compensation for managers.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

See attachments:

CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

   1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
      1. **in connection with the purchase or sale of any security?**
      2. **involving the making of any false filing with the Commission?**
      3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

   2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
      1. **in connection with the purchase or sale of any security?;**
      2. **involving the making of any false filing with the Commission?**
      3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

   3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
      1. **at the time of the filing of this offering statement bars the person from:**
         1. **association with an entity regulated by such commission, authority, agency or officer?**
         2. **engaging in the business of securities, insurance or banking?**
         3. **engaging in savings association or credit union activities?**
      2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

   4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
      1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
      2. **places limitations on the activities, functions or operations of such person?**
      3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

      If Yes to any of the above, explain:

   5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. **any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?**
2. **Section 5 of the Securities Act?**

6. **Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?**
7. **Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?**
8. **Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?**

MicroMGx, Inc. answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

The following is a transcript of a video which will be displayed on the Portal's offering page for the Company: The natural world is full of compounds that are useful to human beings, from medicines to crop protection and many have been discovered by luck. They were more or less stumbled upon through trial and error methods. Our efforts to identify valuable natural products have intensified and become more focused but are still subject to tremendous inefficiency and waste. Now at MicroMGx, we're engineering the next jump forward using a breakthrough analytical discipline we call metabologenomics to identify new and valuable natural products faster and at a greater scale than ever before. Metabologenomics combines two fields: the first is metabolomics where we study metabolites produced by bacteria, the second is genomics sequencing bacterial genomes. We then use advanced analytics to determine which gene clusters produce which molecules. We are also able to compare this information against existing databases to find the products that are new and to provide an initial description of their probable characteristics, instead of growing a bacteria in a lab and only capturing what is produced. We can determine the entire productive potential of a bacteria through bioinformatics. This includes the eighty percent of hidden compounds that may not appear during lab testing. Metabologenomics makes the process of finding new natural products much faster and greatly reduces the waste inefficiency and loss of information associated with doing things the traditional way. In particular, we avoid rediscovery issues which plague current labs and burn time and money for many leading organizations. As we proceed, we are also creating an unprecedented library of natural compounds and gene clusters that our clients can access and use to guide research into new products in the fields of medicine, agriculture, and beyond. Clients can analyze the full potential of their microbes, researchers can more quickly find natural

compounds with the qualities they seek, and our entire community can speed up innovation at an entirely new scale. MicroMGx is revolutionizing natural product analysis and discovery with high throughput processes and methods that are transforming the way research is done. Contact us today to hear about investment opportunities or to learn more about becoming a client.

The following documents are being submitted as part of this offering:

    Governance:
        Certificate of Incorporation: certificateofincorporation.pdf
        Corporate Bylaws: corporatebylaws.pdf
    Opportunity:
        Offering Page JPG: offeringpage.jpg
        Pitch Deck: pitchdeck.pdf
    Financials:
        Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: www.micromgx.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.